Exhibit 99.65

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

WonderFi Technologies Inc. (the “Company”)

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8 Canada

Item 2:	Date of Material Change

November 15, 2021

Item 3:	News Release

News releases with respect to the material change referred to in this report were disseminated by the Company on November 15, 2021 through the facilities of NewsFile Corp. and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company has appointed Bill Koutsouras as a director and chairman of the board of directors of effective November 15, 2021. Sean Clark resigned as a director of the Company effective November 15, 2021.

Item 5:	Full Description of Material Change

The Company appointed Bill Koutsouras as a director and chairman of the board of directors effective November 15, 2021. Sean Clark resigned as a director of the Company effective November 15, 2021.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7:	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:	Executive Officer

Ben Samaroo, Chief Executive Officer,

WonderFi Technologies Inc.

Telephone: (778) 843-9637

Item 9:	Date of Report

November 23, 2021.